UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year end    December 31, 2003

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________________ to __________________

Commission file number: 000-24272

FLUSHING SAVINGS BANK, FSB
401(k) SAVINGS PLAN
in RSI RETIREMENT TRUST
 (Full title of plan)

FLUSHING FINANCIAL CORPORATION
144-51 Northern Boulevard
Flushing, New York 11354
 (Name of issuer of the securities held pursuant to the
plan and the address of its principal executive office)

FLUSHING SAVINGS BANK, FSB
401(k) SAVINGS PLAN
in RSI RETIREMENT TRUST

FINANCIAL STATEMENTS

As of December 31, 2003 and 2002 and
for the year ended December 31, 2003
and Supplemental Schedules

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN
in RSI RETIREMENT TRUST

Index

Page(s)
Report of Independent Registered Public Accounting Firm	2

Financial statements:
Statements of net assets available for plan benefits
as of December 31, 2003 and 2002	3
Statement of changes in net assets available for plan benefits
for the year ended December 31, 2003	4
Notes to financial statements	5-9

Supplemental schedules*:
Schedule H, line 4i - Schedule of Assets (Held at End of Year)	10
Schedule H, line 4j - Schedule of Reportable Transactions for the
year ended December 31, 2003	11

* Other schedules required by 29 CFR 2520.103-9 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN
in RSI RETIREMENT TRUST

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Flushing Savings Bank, FSB 401(k) Savings Plan in RSI Retirement Trust

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Flushing Savings Bank, FSB 401(k) Savings Plan in RSI Retirement Trust (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and the Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

New York, New York
June 24, 2004

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN
in RSI RETIREMENT TRUST

Statements of Net Assets Available for Plan Benefits

As of December 31, 2003 and 2002

	December 31,	December 31,
	2003	2002
Assets:
Investments at Fair Value (Note 3)	$6,905,314	$4,962,614
Participant Loans	134,055	115,832

	7,039,369	5,078,446
Receivables:
Employer Contributions Receivable	--	4,953
Other Receivable	37	93

Total Receivables	37	5,046
Cash	4,684	15,975

Total Assets	7,044,090	5,099,467

Liability:
Other Liabilities	432	--

Net Assets Available
for Plan Benefits	$7,043,658	$5,099,467

The accompanying notes are an integral part of these financial statements

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN
in RSI RETIREMENT TRUST

Statement of Changes in Net Assets Available for Plan Benefits

For the year ended December 31, 2003

Additions to net assets attributed to:
Investment income:
Dividends and interest	$ 62,130
Contributions:
Employer, net of forfeitures	173,595
Participants	413,565

Total contributions	587,160

Net appreciation in fair value of investments	1,928,232

Total additions	2,577,522

Deductions from net assets attributed to:
Benefits paid to participants	633,331

Total deductions	633,331

Net increase	1,944,191
Net Assets Available for Plan Benefits - December 31, 2002	5,099,467

Net Assets Available for Plan Benefits - December 31, 2003	$7,043,658

The accompanying notes are an integral part of these financial statements

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN
in RSI RETIREMENT TRUST

Notes to Financial Statements

1. Description of Plan:

The following description of Flushing Savings Bank, FSB 401(k) Savings Plan in RSI Retirement Trust (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

a. General:
The Plan is a tax-deferred savings plan which began on September 1, 1987, and covers all salaried employees of Flushing Savings Bank, FSB (the "Bank") who have completed one year of service and are twenty-one years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

b. Contributions:
Participant contributions can be no less than 2% nor greater than 10% of their base compensation for each plan year and cannot exceed $12,000 annually for the plan year ended December 31, 2003, adjusted as prescribed under the Internal Revenue Code. The Bank will match 50% of each participant's basic contributions up to a maximum of 3% of the participant's base compensation. Of the 50% match, one half of the match will be invested into the Flushing Financial Corporation Common Stock Fund. The remaining half of the match will be invested into corresponding participant directed investment accounts. Currently, contributions to the Plan are not subject to Federal, state, or local income taxes until withdrawn from the Plan. Participant forfeitures serve to reduce the contribution due from the Bank. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

c. Participant accounts:
Each participant's account is credited with the participant's contributions and the Bank's matching contributions. The plan assets are segregated into eight investment accounts: Core Equity Fund, Emerging Growth Equity Fund, Value Equity Fund, Intermediate-Term Bond Fund, Actively Managed Bond Fund, Short-Term Investment Fund, Retirement System Group Common Stock and Flushing Financial Corporation Common Stock Fund. The assets of the Flushing Financial Corporation Common Stock Fund are held by HSBC Bank USA. The other plan assets are held by the RSI Retirement Trust.

Certain assets are not allocated to the above investment accounts. Those unallocated amounts represent contributions pending allocation to the designed investment accounts. In accordance with the provisions of the Plan, net assets are to be valued from time to time, but not less often than monthly, and the increase or decrease in such value since the last valuation date is allocated among the participants' accounts so as to preserve each participant's beneficial interest in the Plan.

d. Vesting:
Participants are immediately 100 percent vested in their salary deferral contributions plus earnings thereon. Vesting of employer contributions on behalf of each participant is based on continuous years of service. A participant is 100 percent vested after six years of credited service.

Continued

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN
in RSI RETIREMENT TRUST

Notes to Financial Statements, continued

e. Investment options:
Upon enrollment in the Plan, a participant may direct employee contributions in one percent increments into the eight investment accounts. Thereafter, a participant may direct investment changes in their accounts not more than once per calendar quarter. However, participants are not permitted to redirect the Bank's matching contribution that is made to the Flushing Financial Corporation Common Stock Fund.

f. Payment of benefits:
Upon termination of service, a participant is entitled to receive a lump sum or, in certain circumstances, quarterly, semi-annual, or annual installments, equal to the value of his or her account to the extent such funds are vested.

g. Voting rights:
With respect to the Flushing Financial Corporation Common Stock Fund, each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. With respect to shares of stock credited to participant accounts as to which the Trustee did not receive timely voting instructions and shares of stock not credited to participant's account, the Trustee shall vote all such shares of stock in the same proportion as were voted shares as to which participants provided timely instructions. The shares held in the Retirement System Group Common Stock Fund are voted at the discretion of the Plan Sponsor. For the other stock funds, the shares are voted at the discretion of the Plan Trustee.

h. Loans to participants:
Loans are made available to all participants on a uniform and nondiscriminatory basis. All loans must be adequately collateralized and amortized over a period not to exceed five years unless the loan is to purchase the principle residence of a participant, in which case, the term cannot exceed ten years. Loans must bear a reasonable rate of interest (currently prime rounded to the nearest one quarter of one percent). Loans are limited by the Internal Revenue Code Section 72(p) and may not exceed the lesser of (i) 50% of the net value of a participant's vested account balance or (ii) $50,000 reduced by the largest outstanding loan balance in the Plan during the preceding 12 months. At December 31, 2003, outstanding loans bore interest rates in the range of 4.0% to 9.5%.

i. Forfeited accounts:
At December 31, 2003 and 2002, forfeited nonvested accounts totaled $4,684 and $124, respectively, which will be used to reduce future employer contributions. In 2003, employer contributions were reduced by $4,735 from forfeited nonvested accounts.

2. Summary of Significant Accounting Policies:

a. Basis of presentation
The accompanying financial statements have been prepared using the accrual method of accounting.

Continued

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN
in RSI RETIREMENT TRUST

Notes to Financial Statements, continued

b. Investment Valuation and Income Recognition:
The Plan's investments are stated at fair value, using market quotations where available. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Loans receivable from participants are valued at cost, which approximates fair value.

The Plan presents interest and dividend income and net appreciation (depreciation) in the fair value of its investments in the statement of changes in net assets available for plan benefits. Net appreciation (depreciation) in the fair value of its funds and common stock consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Interest and dividends consist of interest payments received on interest bearing securities such as money market securities and dividends payments received from individual securities such as common and preferred stock. Dividend and interest income on investments held by the funds are reinvested by each fund.

c. Expenses:
The ordinary administrative expenses of the Plan, including compensation of the Trustee and other administrative expenses of the Trustee, are paid from the Plan unless paid by the Bank at its discretion. For the year ended December 31, 2003 the Bank elected to pay the expenses of the Plan.

d. Other:
Interest income on loans is recorded as earned on an accrual basis.

e. Payment of benefits:
Benefit payments to participants are recorded upon distribution.

f. Estimates:
The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for benefits during the period, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

g. Risks and uncertainties:
The Plan invests in six RSI Retirement Trust Funds, one equity fund, which contains an HSBC Bank short-term investment fund, and one equity security. These investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities in which these funds may invest, and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

Continued

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN
in RSI RETIREMENT TRUST

Notes to Financial Statements, continued

3. Investments

The following presents investments that represent five percent or more of the Plan's net assets.

	December 31,		December 31,
	2003		2002
Core Equity Fund, 14,735.053 and 13,936.627 shares, respectively	$1,139,756		$ 871,039
Emerging Growth Equity Fund, 6,146.065 and 5,924.838
shares, respectively	437,600		300,863
Value Equity Fund, 8,607.929 and 7,644.794 shares, respectively	730,125		523,439
Short Term Investment Fund, 29,244.092 and 25,653.011 shares,
respectively	777,016		678,266
Actively Managed Bond Fund, 5,339.116 shares	--		263,699
Flushing Financial Corporation Common Stock, 191,014
and 129,721 shares, respectively	3,491,736	*	2,124,571	*

* Nonparticipant-directed

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,928,232 as follows:

Flushing Financial Corporation Common Stock Fund	$ 1,443,679
Value Equity Fund	134,260
Short-term Investment Fund	3,359
Actively Managed Bond Fund	5,216
Intermediate-term Bond Fund	979
Retirement System Group Inc. Common Stock	(402)
Emerging Growth Equity Fund	124,129
Core Equity Fund	217,012

Net appreciation	$ 1,928,232

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN
in RSI RETIREMENT TRUST

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,	December 31,
	2003	2002

Flushing Financial Corporation common stock	$3,491,736	$2,124,571
HSBC Bank USA Collective Trust Short Term Investment
Fund Directed	58,412	77,763

Flushing Financial Corporation Common Stock Fund	$3,550,148	$2,202,334

	Year Ended
	December 31,
	2003

Changes in Net Assets:
Contributions	$ 216,991
Dividends and interest	55,650
Net appreciation	1,443,679
Benefits paid to participants	(235,296)
Net transfers to/from participant-directed investments	(133,210)

	$1,347,814

5. Plan Termination:

Although it has not expressed any intent to do so, the Bank specifically reserves the right, at any time, to terminate the Plan or to amend, in whole or in part, any or all of the provisions of the Plan, subject to the provisions of ERISA and approval of the Directors. In the event of termination or partial termination of the Plan or upon complete discontinuance of contributions under the Plan, the accounts of each affected participant shall become 100% vested and fully distributable, in accordance with the Internal Revenue Code and all income tax regulations promulgated thereunder.

6. Federal Tax Status:

The Internal Revenue Service has determined and informed the Company by a signed letter dated April 12, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has not been amended since receiving the determination letter.

7. Related-Party Transactions

Plan investments are shares of mutual funds managed by RSI Retirement Trust, which is also the Trustee of the Plan, and the common stock of Flushing Financial Corporation, the parent company of the Bank.

FLUSHING SAVINGS BANK, FSB 401(K) SAVINGS PLAN
in RSI RETIREMENT TRUST

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2003

(a)	(b)	(c)	(d)	(e)
	Identity of issue,	Description of investment including
	borrower, lessor	maturity date, rate of interest,		Current
	or similar party	collateral, par, or maturity value	Cost**	value
*	RSI Retirement Trust	Core Equity	$ 798,688	$1,139,756
*	RSI Retirement Trust	Emerging Growth Equity	456,411	437,600
*	RSI Retirement Trust	Value Equity	647,498	730,125
*	RSI Retirement Trust	Short-Term Investment	767,298	777,016
*	RSI Retirement Trust	Actively Managed Bond	164,643	180,964
*	RSI Retirement Trust	Intermediate-Term Bond	84,113	88,468
*	Retirement System Group	Retirement System Group Stock	2,108	1,237
	Inc.
	Flushing Financial Corp.	Common Stock***	1,167,011	3,491,736
	HSBC Bank USA	Common Collective Trust Short Term
		Investment Fund Directed***	58,412	58,412
*	Participant Loans	Loans to participants****	134,055	134,055

		Total	$4,280,237	$7,039,369

*	Party in interest to the Plan.
**	Represents the Plan's percentage of each fund's historical cost.
***	Flushing Financial Corporation Common Stock Fund consists of Flushing Financial Corporation Common Stock and HSBC Bank USA Common Collective Trust Short Term Investment Fund Directed.
****	Loans bear a rate of interest of prime rounded to the nearest one quarter of one percent. Interest rate range of 4.0% to 9.5% for all outstanding loans to participants as of December 31, 2003

FLUSHING SAVINGS BANK, FSB 401(K) SAVINGS PLAN
in RSI RETIREMENT TRUST

Schedule H, line 4j - Schedule of Reportable Transactions

For the year ended December 31, 2003

(a) Identity of	(b) Description	(c) Purchase	(d) Selling	(e) Lease	(f) Expenses	(g) Cost	(h) Current value	(i) Net
party	of asset	Price	Price	rental	incurred	of	of asset on	gain
involved	(include				with	asset	transaction
	interest rate				transaction		date
and maturity
in case of
loan)
HSBC Bank	Flushing
	Financial Corp.	$285,635	$361,654	$--	$--	$--	$361,654	$76,019
HSBC Bank	Collective Trust
Short Term
Investment Fund
	Directed	$1,003,760	$1,003,760	$--	$--	$--	$1,003,760	$--

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees for the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Flushing Savings Bank, FSB 401(k) Savings Plan
In RSI Retirement Trust,

Date: June 29, 2004	By: /s/Anna M. Piacentini
Anna M. Piacentini
Plan Administrator

FLUSHING SAVINGS BANK, FSB 401(K) SAVINGS PLAN
in RSI RETIREMENT TRUST

INDEX TO EXHIBITS

Exhibit

      23      Consent of Independent Registered Public Accounting Firm